UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: February 17, 2011
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE

Other Events
Satyam Computer Services Limited (Mahindra Satyam) “(the Company”), has entered into a Stipulation and Agreement of Settlement (the “Settlement”) with the Lead Plaintiffs in the putative class action filed against the Company in the United States District Court, Southern District Court of New York (“Court”). The Company has agreed to pay to the Class members as consideration, U.S. $125 million, subject to the approval of the Reserve Bank of India and the determination of the Authority for Advance Ruling, and 25% of any net recovery that the Company may in the future obtain against any of the PwC-Related Entities. The Settlement amount includes taxes, compliance costs, attorney’s fees and expenses.
The Settlement is subject to the approval of the Court and may be terminated prior to Court approval pursuant to the grounds for termination set forth in the Settlement. If the Settlement is approved by the Court, in exchange for the settlement consideration, the Lead Plaintiffs and the members of the Class who do not opt-out of the Class, would release, among other things, their claims against the Company. The obligations incurred pursuant to the Settlement are in full and final disposition of the Action with respect to the Released Parties and any and all Released Claims.
This Settlement does not cover the Aberdeen Action in the same Court, wherein a trustee of two trusts, who are assignees of the claims of twenty investors, sought recovery from the Company. However the investors who have assigned the claim to the two trusts are entitled to participate in the proceeds of the Settlement.
Further, the Settlement is exclusively for and on behalf of the Company and does not affect the other defendants to the class action litigation.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Date: February 17, 2011	Name:	G. Jayaraman
	Title:	Company Secretary